SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2006
                        Commission File Number 001-16081

                                      HAVAS
                 (Translation of registrant's name into English)

                              2 allee de Longchamp
                             92281 Suresnes, France

                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F |X|                 Form 40-F |_|

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   |_|                     No    |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       HAVAS
                                       (Registrant)


Date: June 19, 2006                By: /s/ Fernando Rodes
                                       ----------------------------
                                       Name:  Fernando Rodes
                                       Title: Chief Executive Officer

                                      HAVAS


                                INDEX TO EXHIBITS

Exhibit

1           Press release issued by Havas on June 12, 2006